EnCana agrees to sell conventional oil and gas assets
for approximately US$395 million

Planned divestitures accelerate resource play strategy

CALGARY, Alberta (July 15, 2004) — EnCana Corporation (TSX, NYSE: ECA) has reached agreement to sell conventional oil and gas assets producing approximately 16,800 barrels of oil equivalent per day, after royalties, (19,500 barrels of oil equivalent per day before royalties) to Harvest Energy Trust for approximately US$395 million (C$526 million) before adjustments. The transaction, which is expected to close on or about September 1, 2004, includes properties in east central and southern Alberta producing predominantly medium and heavy oil.

“This sale is one in a series of planned divestitures of conventional oil and gas assets, following our acquisition of Tom Brown, Inc. The production from these mature assets is well suited to a trust, whereas our recently-acquired Tom Brown assets are primarily gas producing resource play properties at an early stage in their life. Currently, our organic production is growing at a rate of about 12 percent per year. Including Tom Brown and our other acquisitions and divestitures, we expect to grow production this year to between 725,000 and 765,000 barrels of oil equivalent per day, which at midpoint is a 15 percent increase from 2003 sales,” said Randy Eresman, EnCana’s Chief Operating Officer.

Recently, EnCana reached agreement to sell New Mexico assets, representing production of about 3,900 barrels of oil equivalent, after royalties, to Magnum Hunter Resources, Inc. for approximately US$243 million. In addition, EnCana reached agreement to sell Sauer Drilling Company of Casper, Wyoming to Unit Corporation for US$37 million. These assets, which were part of Tom Brown, were deemed to be non-core to EnCana. Both deals are expected to close by July 30, 2004.

Total proceeds from these three divestitures are anticipated to be about US$675 million.

When EnCana announced its acquisition of Tom Brown in April, it also announced that it planned to sell between 40,000 and 60,000 barrels of oil equivalent of daily production, which is expected to generate between US$1 billion and US$1.5 billion. The divestitures announced to date are part of a first tranche that includes additional sales currently under negotiation with prospective buyers. A second tranche of divestitures, representing another 15,000 to 35,000 barrels of oil equivalent of daily production, is being assembled and is expected to be marketed over the course of the next year.

The sale of assets to Harvest is subject to typical post-closing adjustments. Tristone Capital Inc. served as a financial advisor to EnCana on this transaction.

EnCana Corporation
With an enterprise value of approximately US$28 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are located in North America. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deep water Gulf of Mexico. International subsidiaries operate two key high potential international growth regions: Ecuador, where it is the largest private sector oil producer, and the U.K., where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Natural gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

EnCana Corporation resource descriptions
EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time from a specified resource play or plays.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the anticipated closing dates of the Harvest, Magnum Hunter and Sauer Drilling divestitures; the anticipated amount of proceeds from such divestitures; plans for divestment of production and anticipated proceeds therefrom; anticipated production growth; and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION: Investor contact: EnCana Corporate Development Sheila McIntosh Vice-President, Investor Relations (403) 645-2194 Tracy Weeks Manager, Investor Relations (403) 645-2007	Media contact: Alan Boras Manager, Media Relations (403) 645-4747

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